Exhibit 99.2

Huami Corporation Announces Pricing of Follow-on Public Offering of
American Depositary Shares

BEIJING, China, April 25, 2019 /PRNewswire/ — Huami Corporation (“Huami” or the “Company”) (NYSE: HMI), a biometric and activity data-driven company with significant expertise in smart wearable technology, today announced the pricing of a registered follow-on public offering of 793,650 American Depositary Shares (“ADSs”), each representing four Class A ordinary shares of the Company, by the Company and of 7,142,850 ADSs by certain selling shareholders, at a price of US$9.75 per ADS. The underwriters will have a 30-day option to purchase up to 119,050 additional ADSs from the Company and up to 1,071,450 additional ADSs from certain selling shareholders.

Morgan Stanley & Co. LLC, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. will act as the joint bookrunners for the proposed offering.

A registration statement relating to these securities has been filed with, and declared effective by the United States Securities and Exchange Commission (the “SEC”). This notice is not an offer of the securities for sale in the United States of America. This announcement shall not constitute an offer to sell, or a solicitation of an offer to buy, the securities described herein, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering is being made only by means of a prospectus forming part of an effective registration statement. A copy of the prospectus relating to the offering may be obtained, when available, by contacting:

•                  Morgan Stanley & Co. LLC, Attention: Prospectus Department, at 2nd Floor, 180 Varick Street, New York, New York, 10014, United States of America, or by calling 1-866-718-1649, or by email at prospectus@morganstanley.com;

•                  Credit Suisse Securities (USA) LLC, Attention: Prospectus Department at Eleven Madison Avenue, New York, New York 10010-3629, United States of America, or by calling 1-800-221-1037, or by email at newyork.prospectus@credit-suisse.com; or

•                  Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, at 1155 Long Island Avenue, Edgewood, New York 11717, United States, telephone: +1-800-831-9146.

About Huami Corporation

Huami is a biometric and activity data-driven company with significant expertise in smart wearable technology. Since its inception in 2013, Huami has quickly established its global market leadership and recognition by shipping millions of units of smart wearable devices. In 2018, Huami shipped 27.5 million units of smart wearable devices. Huami has one of the largest biometric and activity databases in the global smart wearables industry. Huami’s mobile apps work hand in hand with its smart wearable devices and provide users with a comprehensive view and analysis of their biometric and activity data.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Huami’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in Huami’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huami does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Huami Corporation

Grace Yujia Zhang

Tel: +86-10-5940-3255

E-mail: ir@huami.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: huami@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huami@tpg-ir.com